SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2007
Commission File Number

(Exact name of registrant as specified in its charter)

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME
(Translation of Registrant’s name into English)

84, GRAND RUE L-1660 LUXEMBOURG, GRAND DUCHY OF LUXEMBOURG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Quilmes Industrial S.A

84 Grand-Rue • Luxembourg
Tel: +352.473.884 • Fax: +352.226.056

CONTACT:

Guillermo Zuzenberg
Quilmes Industrial (Quinsa) S.A.
+5411-4349-1846
FOR IMMEDIATE RELEASE

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME
RECOMMENDS IN FAVOR OF AMBEV’S VOLUNTARY OFFER TO
PURCHASE ANY AND ALL OUTSTANDING QUINSA SHARES

Luxembourg, January 14th, 2008 - Quilmes Industrial (Quinsa), Société Anonyme (NYSE: LQU) (“Quinsa” or the “Company”) announced today that its Board of Directors has unanimously concluded that the voluntary offer by Companhia de Bebidas das Américas - AmBev (“AmBev”) to purchase up to 5,483,950 Class A shares and up to 8,800,060 Class B shares (including Class B shares held as American Depositary Shares (“ADSs”)) of Quinsa which represent the outstanding Class A shares and Class B shares (and Class B shares held as ADSs) that are not owned by AmBev or its affiliates, as more fully set out in the offer document (the “Offer Document”) filed with the U.S. Securities and Exchange Commission (the “SEC”) by AmBev (the “Offer”), is fair to Quinsa’s shareholders other than AmBev and its affiliates. The Board also unanimously decided to recommend that shareholders tender their shares in the Offer.

As further explained in the Offer Documentation (as defined below), Quinsa’s Board of Directors reached its conclusions on the Offer after considering a number of factors, including the opinion of the Board’s financial advisor, Citigroup Global Markets Inc., that the consideration offered to holders of Class A shares in the Offer is fair, from a financial point of view to these holders, and that the consideration offered to holders of Class B shares in the Offer is fair, from a financial point of view to these holders, in each case, other than AmBev and its affiliates.

The purchase price in the Offer will be U.S.$4.0625 per Class A share and U.S.$40.625 per Class B share (U.S.$81.25 per ADS), net to the seller in cash (less any amounts withheld under applicable tax laws), without interest. In the event at least 5,968,722 Class B shares (including Class B shares held as ADSs) are tendered (and not validly withdrawn) pursuant to the Offer by January 30, 2008, AmBev will increase the price offered for each share to U.S.$4.125 per Class A share and U.S.$41.25 per Class B share (U.S.$82.50 per ADS). The Offer is scheduled to expire at 5:00 p.m. New York City time (11:00 p.m. Luxembourg time), on Wednesday, January 30, 2008, unless extended (such date and time, as they may be extended, the “Expiration Date”) or earlier terminated in accordance with applicable law. Settlement of the Offer is expected to occur promptly following the Expiration Date (and in no case later than five (5) days after the Expiration Date).

On December 21, 2007, AmBev entered into stock purchase agreements with three of the Company’s largest shareholders (other than AmBev and its affiliates), representing as of that date a 3.22% economic interest in the Company, to purchase the outstanding shares held by such shareholders in the Offer. If the Offer is terminated, AmBev remains obligated to purchase the shares of these three shareholders.

Following consummation of the Offer, AmBev has indicated that it has plans for Quinsa to apply to delist all ADSs from the New York Stock Exchange (including the remaining non-tendered ADSs) and all Class A shares and Class B shares from the Luxembourg Stock Exchange (including the remaining non-tendered Class A shares and Class B shares) and to terminate Quinsa’s ADS facility and, as and when permitted by applicable law and regulation, the registration of the Class B shares under the Securities Exchange Act of 1934.

All terms and conditions of the Offer are described in the Offer Document, which was filed with the SEC on December 28, 2007 and reviewed by the Commission for the Supervision of the Financial Sector in Luxembourg. Shareholders of Quinsa can obtain the Offer Document and other documents that were filed with the SEC (the “Offer Documentation”) for free at http://www.sec.gov and http://www.ambev-ir.com.

AmBev has selected Credit Suisse Securities (USA) LLC to act as Dealer Manager for the Offer. Innisfree M&A Incorporated will act as Information Agent and The Bank of New York will act as the Share Tender Agent (Luxembourg) and ADS Tender Agent (U.S.) in connection with the Offer.

Quinsa will deliver copies of the recommendation of its Board of Directors by mail to Quinsa shareholders. The Board’s recommendation is also available at http://www.sec.gov and http://www.quinsa.com and may be obtained free of charge at the registered office of Quinsa in Luxembourg at the address referred to above.

ABOUT QUINSA

Quinsa is a Luxembourg-based holding company that controls approximately 93% of Quilmes International (Bermuda) (“QIB”). The remaining stake is held by AmBev.

Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are strong market leaders in Argentina, Bolivia, Paraguay and Uruguay, and have a presence in Chile. Further, pursuant to the Company’s strategic alliance with AmBev, it has entered into license and distribution agreements to produce and sell in Argentina, Bolivia, Chile, Paraguay and Uruguay the AmBev brands. Similarly, under the agreements, AmBev may produce and distribute Quinsa’s brands in Brazil.

The Company also has bottling and franchise agreements with PepsiCo, and thus accounts for 100% of PepsiCo beverage sales in both Argentina and Uruguay.

Quinsa’s Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU). Quinsa’s American Depositary Shares, representing the Company’s B shares, are listed on the New York Stock Exchange (NYSE:LQU).

Quinsa’s web address: www.Quinsa.com

ABOUT AMBEV

AmBev is the largest brewer in Brazil and in South America through its beer brands Skol, Brahma and Antarctica. AmBev also produces and distributes soft drink brands such as Guaraná Antarctica, and has franchise agreements for Pepsi soft drinks, Gatorade and Lipton Ice Tea. AmBev has been present in Argentina since 1993 through Brahma.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2008

By:	/s/ MIGUEL GOMEZ EIRIZ
MIGUEL GOMEZ EIRIZ
Chief Financial Officer

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.